Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-258748

Prospectus Supplement No. 1

(To Prospectus dated April 27, 2022)

This prospectus supplement updates, amends and supplements the prospectus dated April 27, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-258748). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with information on Evolv Technologies Holdings, Inc.’s unaudited first quarter 2022 financial results, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our Class A common stock is quoted on The Nasdaq Stock Market, or NASDAQ, under the symbol “EVLV” and our warrants are quoted on the NASDAQ under the symbol “EVLVW.” On May 11, 2022, as reported on NASDAQ, the closing sale price of our Class A common stock was $1.77 and the closing sale price of our warrants was $0.26.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our securities involves certain risks. See “Risk Factors” beginning on page 3 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 11, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 11, 2022

Evolv Technologies Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39417	84-4473840
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 Totten Pond Road, 4th Floor Waltham, Massachusetts	02451
(Address of principal executive offices)	(Zip Code)

(781) 374-8100

Registrant’s telephone number, including area code

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	EVLV	The Nasdaq Stock Market
Warrants to purchase one share of Class A common stock	EVLVW	The Nasdaq Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02	Results of Operations and Financial Condition.

On May 11, 2022, Evolv Technologies Holdings, Inc. (the “Company”) announced financial results for the three months ended March 31, 2022. The full text of the press release issued in connection with the announcement is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information in this Item 2.02 of this Current Report on Form 8-K (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release, dated May 11, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evolv Technologies Holdings, Inc.

Date:	May 11, 2022	By:	/s/ Peter George
		Name:	Peter George
		Title:	Chief Executive Officer

Exhibit 99.1

Investor Relations: Brian Norris Vice President of Investor Relations bnorris@evolvtechnology.com

Evolv Technology Reports Strong First Quarter Financial Results

– Company Reaffirms Outlook for 2022 –

•	Q1 Revenue of $8.7 million, up 118% year-over-year
•	Q1 Ending ARR of $16.6 million, up 207% year-over-year
•	Q1 Ending Evolv Express® subscriptions of 910, up 227% year-over-year

Waltham, Massachusetts – May 11, 2022 – Evolv Technology (NASDAQ: EVLV), a global leader in weapons detection security screening, today announced financial results for its first quarter ended March 31, 2022 and reaffirmed its business outlook for 2022.

“We’re pleased to report solid first quarter results which were highlighted by strong growth in revenues, new customers and Evolv Express subscribers,” said Peter George, President and Chief Executive Officer of Evolv Technology. “Our results continue to reflect our expanding leadership position in North America as more facility operators adopt our solutions to digitally transform their security operations. Looking ahead, we believe we remain well positioned to execute on our strategic growth plans.”

Results for the First Quarter of 2022

Total revenue for the first quarter of 2022 was $8.7 million, an increase of 118% compared to $4.0 million for the first quarter of 2021. Total Contract Value (“TCV”)1 of orders booked for the first quarter of 2022 was $19.2 million, an increase of 128% compared to $8.4 million in the first quarter of 2021. Annual Recurring Revenue (“ARR”)2 was $16.6 million at the end of first quarter of 2022, an increase of 207% compared to $5.4 million in the first quarter of 2021. Net loss for the first quarter of 2022 was ($14.6) million, or ($0.10) per basic and diluted share, compared to net loss of ($13.8) million, or ($1.32) per basic and diluted share, for the first quarter of 2021. Adjusted earnings (loss)3 for the first quarter of 2022 was ($19.1) million, or ($0.13) per basic and diluted share, compared to ($10.5) million, or ($1.01) per basic and diluted share, for the first quarter of 2021. Adjusted EBITDA3 for the first quarter of 2022 was ($18.2) million, compared to ($7.6) million for the first quarter of 2021. As of March 31, 2022, the Company had cash and cash equivalents of $270.9 million compared to $307.5 million as of December 31, 2021.

Company Reaffirms Outlook for 2022

The Company today commented on its business outlook for 2022. The Company's outlook is based on the current indications for its business, which may change at any time.

2022 Business Outlook
Estimate (In millions)	Issued March 14, 2022	Issued May 11, 2022
Total Revenue	$29-$31	No change
Annual Recurring Revenue[2] (ARR) at 12/31	$27-$28	No change
Adjusted EBITDA[3]	($65-$67)	No change
Cash and Cash Equivalents	$220-$230	No change

Company to Host Live Conference Call and Webcast

The Company’s management team plans to host a live conference call and webcast at 4:30 p.m. Eastern Time today to discuss the financial results as well as management’s outlook for the business and other matters. The conference call may be accessed in the United States by dialing +1.877.692.8955 and using access code 774298. The conference call may be accessed outside of the United States by dialing +1.234.720.6979 and using the same access code. The conference call will be simultaneously webcast on the Company’s investor relations website, which can be accessed at http://ir.evolvtechnology.com. A replay of the conference call will be available for a period of 30 days by dialing +1.866.207.1041 or +1.402.970.0847 and using access code 5434851 or by accessing the webcast replay on the Company’s investor relations website at http://ir.evolvtechnology.com.

About Evolv Technology

Evolv Technology (NASDAQ: EVLV) is a global leader in weapons detection security screening. Our mission is Evolv Technology (NASDAQ: EVLV) is a leader in weapons detection for security screening, securing the world’s most iconic venues and companies. Its mission is enabling a better experience and better security for venues, creating a safer world to work, learn, and play by transforming physical security to make everywhere safer. It gives sports fans, theme park visitors, concertgoers, shoppers, employees, students, and others peace of mind so that they can gather without fear of violence. Its security screening has scanned more than 250 million people, second only to the Department of Homeland Security’s Transportation Security Administration (TSA) in the United States, and its technology combines powerful, advanced sensors with proven artificial intelligence (AI), security ecosystem integrations, and comprehensive venue analytics to reliably detect threats 10 times faster than traditional metal detectors. Evolv Technology, Evolv Express®, Evolv Insights™, and Evolv Cortex AI™ are registered trademarks or trademarks of Evolv Technologies, Inc. in the United States and other jurisdictions. For more information, visit https://evolvtechnology.com.

1 We define Total Contract Value, or TCV, of orders booked as the total value of the contract over the specified term. Our calculation of TCV is not adjusted for the impact of any known or projected future events (such as customer cancellations, upgrades or downgrades, or price increases or decreases). TCV should be viewed independently of, and not as a substitute for or forecast of, revenue and deferred revenue. Our calculation of TCV may differ from similarly titled metrics presented by other companies.

2 We define Annual Recurring Revenue, or ARR, as subscription revenue and the recurring service revenue related to purchase subscriptions for the final month of the quarter normalized to a one-year period. Our calculation of ARR is not adjusted for the impact of any known or projected future events (such as customer cancellations, upgrades or downgrades, or price increases or decreases) that may cause any such contract not to be renewed on its existing terms. In addition, the amount of actual revenue that we recognize over any 12-month period is likely to differ from ARR at the beginning of that period, sometimes significantly. This may occur due to new bookings, cancellations, upgrades, downgrades or other changes in pending renewals, as well as the effects of professional services revenue and acquisitions or divestitures. As a result, ARR should be viewed independently of, and not as a substitute for or forecast of, revenue and deferred revenue. Our calculation of ARR may differ from similarly titled metrics presented by other companies.

3 Non-GAAP Financial Measures In this press release, the Company’s adjusted gross profit, adjusted gross margin, adjusted EBITDA and adjusted earnings (loss) are not presented in accordance with generally accepted accounting principles (GAAP) and are not intended to be used in lieu of GAAP presentations of results of operations. Adjusted gross profit and adjusted gross margin exclude one-time items which management believes provides a more meaningful representation of contribution margin. Adjusted EBITDA is defined as net income (loss) plus depreciation and amortization, share-based compensation, and certain other one-time expenses. Adjusted earnings (loss) is defined as net income (loss) plus stock-based compensation, change in fair value of derivative liability, change in fair value of contingent earn-out liability, change in fair value of contingently issuable common stock liability, change in fair value of public warrant liability, change in fair value of common stock warrant liability, restructuring expenses, loss on impairment of lease equipment, and certain other one-time expenses. Management presents non-GAAP financial measures because it considers them to be important supplemental measures of performance. Management uses non-GAAP financial measures for planning purposes, including analysis of the Company's performance against prior periods, the preparation of operating budgets and to determine appropriate levels of operating and capital investments. Management also believes non-GAAP financial measures provide additional insight for analysts and investors in evaluating the Company's financial and operational performance. However, non-GAAP financial measures have limitations as an analytical tool and are not intended to be an alternative to financial measures prepared in accordance with GAAP. We intend to provide non-GAAP financial measures as part of our future earnings discussions and, therefore, the inclusion of non-GAAP financial measures will provide consistency in our financial reporting. Investors are encouraged to review the reconciliation of these non-GAAP measures to their most directly comparable GAAP financial measures. A reconciliation of our non-GAAP financial measures to their most directly comparable GAAP measures has been provided in this press release.

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events including but not limited to statements regarding our ability to meet our business outlook for revenue and profitability. Forward-looking statements involve the Company’s current expectations and projections relating to its financial condition, competitive position, future financial results, plans, objectives, and business. All statements other than statements of historical facts contained in this press release are forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “should,” “could,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or the negative of these terms or other similar expressions. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and the Company’s performance and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation expectations regarding the Company’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures; the Company’s history of losses and lack of profitability; the Company’s reliance on third party contract manufacturing; the rate of innovation required to maintain competitiveness in the markets in which the Company competes; the competitiveness of the market in which the Company competes; the ability for the Company to obtain, maintain, protect and enforce the Company’s intellectual property rights; the concentration of the Company’s revenues on a single solution; the Company’s ability to timely design, produce and launch its solutions, the Company’s ability to invest in growth initiatives and pursue acquisition opportunities; the limited liquidity and trading of the Company’s securities; geopolitical risk and changes in applicable laws or regulations; the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; operational risk; risk that the COVID-19 pandemic, including variants, vaccine roll-out efforts, and local, state, and federal responses to addressing the pandemic may have an adverse effect on the Company’s business operations, as well as the Company’s financial condition and results of operations; litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on resources; and the risk factors set forth under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 28, 2022.

These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Evolv Technology

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share data)

(Unaudited)

	Three Months Ended March 31,
	2022	2021
Revenue:
Product revenue	$5,194	$2,502
Subscription revenue	3,020	1,300
Service revenue	501	197
Total revenue	8,715	3,999

Cost of revenue:
Cost of product revenue	5,576	2,229
Cost of subscription revenue	1,065	595
Cost of service revenue	448	127
Total cost of revenue	7,089	2,951
Gross profit	1,626	1,048

Operating expenses:
Research and development	4,286	3,612
Sales and marketing	12,053	3,684
General and administrative	11,093	2,899
Loss from impairment of property and equipment	96	-
Total operating expenses	27,528	10,195
Loss from operations	(25,902)	(9,147)

Interest expense	(142)	(2,447)
Interest income	209	-
Change in fair value of derivative liability	—	(1,425)
Change in fair value of contingent earn-out liability	4,226	-
Change in fair value of contingently issuable common stock liability	1,472	-
Change in fair value of public warrant liability	5,586	-
Change in fair value of common stock warrant liability	—	(736)
Total other income (expense)	$11,351	$(4,608)

Net loss and comprehensive loss – basic and diluted	$(14,551)	$(13,755)

Net loss per share – basic and diluted	$(0.10)	$(1.32)

Weighted average common shares outstanding – basic and diluted	142,878,406	10,443,323

Evolv Technology

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

(Unaudited)

	March 31, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$270,872	$307,492
Restricted cash	400	400
Accounts receivable, net	8,589	6,477
Inventory	7,181	5,140
Current portion of contract assets	1,448	1,459
Current portion of commission asset	1,477	1,645
Prepaid expenses and other current assets	17,252	11,047
Total current assets	307,219	333,660
Restricted cash, noncurrent	275	275
Contract assets, noncurrent	3,321	3,418
Commission asset, noncurrent	4,239	3,719
Property and equipment, net	25,282	21,592
Operating lease right-of-use assets	2,287	-
Other assets	1,275	401
Total assets	$343,898	$363,065

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$4,645	$6,363
Accrued expenses and other current liabilities	7,118	9,183
Current portion of deferred revenue	7,433	6,690
Current portion of deferred rent	—	135
Current portion of long-term debt	3,000	2,000
Current portion of operating lease liabilities	1,089	—
Total current liabilities	23,285	24,371
Deferred revenue, noncurrent	4,517	2,475
Deferred rent, noncurrent	—	333
Long-term debt, noncurrent	6,950	7,945
Operating lease liabilities, noncurrent	1,634	—
Contingent earn-out liability	18,128	20,809
Contingently issuable common stock liability	3,792	5,264
Public warrant liability	5,444	11,030
Total liabilities	63,750	72,227

Stockholders’ Equity:
Preferred stock	-	-
Common stock	14	14
Additional paid-in capital	399,424	395,563
Accumulated deficit	(119,290)	(104,739)
Total stockholders’ equity	280,148	290,838
Total liabilities and stockholders’ equity	$343,898	$363,065

EVOlv TECHNOLOGY

Consolidated Statements Of Cash Flows

(In thousands)

(Unaudited)

	Three Months Ended March 31,
	2022	2021
Cash flows from operating activities:
Net loss	$(14,551)	$(13,755)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	948	452
Write off of inventory	324	—
Adjustment to property and equipment for sales type leases	(321)	—
Loss from impairment of property and equipment	96	—
Stock-based compensation	5,190	1,082
Noncash interest expense	5	2,344
Noncash lease expense	197	—
Provision recorded for allowance for doubtful accounts	—	(63)
Change in fair value of derivative liability	—	1,425
Change in fair value of common stock warrant liability	—	736
Change in fair value of earn-out liability	(4,226)	—
Change in fair value of contingently issuable common stock	(1,472)	—
Change in fair value of public warrant liability	(5,586)	—
Changes in operating assets and liabilities
Accounts receivable	(2,112)	(874)
Inventory	(6,985)	(433)
Commission assets	(351)	(391)
Contract assets	108	(119)
Prepaid expenses and other current assets	(5,280)	(4,104)
Accounts payable	(1,867)	1,194
Deferred revenue	2,778	(621)
Deferred rent	(468)	(11)
Accrued expenses and other current liabilities	(2,065)	1,100
Operating lease liabilities	(229)	—
Net cash used in operating activities	(35,867)	(12,038)

Cash flows from investing activities:
Development of internal-use software	(646)	-
Purchases of property and equipment	(323)	(2,522)
Net cash used in investing activities	(969)	(2,522)

Cash flows from financing activities:
Proceeds from exercise of stock options	216	455
Repayment of financing obligations	-	(359)
Proceeds from long-term debt, net of issuance costs	-	31,882
Net cash provided by financing activities	216	31,978

Net increase (decrease) in Cash, cash equivalents and restricted cash	(36,620)	17,418

Cash, cash equivalents and restricted cash, beginning of period	308,167	4,704
Cash, cash equivalents and restricted cash, end of period	$271,547	$22,122

EVOlv TECHNOLOGY

Reconciliation of FORECASTED 2022 NET Loss to Adjusted EBITDA

(In thousands)

(Unaudited)

	Twelve Months Ended December 31, 2022
	High	Low
Net income (loss)	$(83,000)	$(85,000)
Adjustments to reconcile net income (loss) to Adjusted EBITDA:
Depreciation and amortization	6,000	6,000
Stock-based compensation	11,000	11,000
Other expense	1,000	1,000
Adjusted EBITDA	$(65,000)	$(67,000)

EVOlv TECHNOLOGY

SuMMARY OF KEY OPERATING STATISTICS

(Unaudited)

($ in thousands)	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022
New customers	6	13	21	23	27	44
Total contract value of orders booked	$5,956	$8,424	$10,476	$16,995	$17,916	$19,167
Annual recurring revenue	$4,034	$5,424	$7,423	$9,932	$12,907	$16,641
Remaining performance obligation	$13,381	$17,658	$24,930	$34,152	$40,160	$50,537
Contract value for units in backlog	n/a	n/a	n/a	n/a	$11,270	$13,213
Net additions	32	64	113	176	136	207
Ending deployed units	214	278	391	567	703	910

EVOlv TECHNOLOGY

Reconciliation of GAAP to ADJSUTED Gross profit and GAAP operating income TO ADJUSTED OPERATING INCOME

(In thousands)

(Unaudited)

	Three Months Ended March 31,
	2022	2021
Revenue	$8,715	$3,999
Cost of revenue	7,089	2,951
Gross Profit	1,626	1,048
Stock-based compensation	60	5
Adjusted Gross Profit	$1,686	$1,053

Gross Margin %	18.7%	26.2%
Adjusted Gross Margin %	19.3%	26.3%

	Three Months Ended March 31,
	2022	2021
Operating income (loss) GAAP	$(25,902)	$(9,147)
Stock-based compensation	5,190	1,082
Restructuring expenses	324	-
Loss on impairment of lease equipment	96	-
Other one-time expenses	1,107	-
Adjusted Operating Income (loss)	$(19,185)	$(8,065)

EVOlv TECHNOLOGY

Reconciliation of GAAP NEt income to adjusted EBITDA

(In thousands)

(Unaudited)

	Three Months Ended March 31,
	2022	2021
Net income (loss)	$(14,551)	$(13,755)
Depreciation & Amortization	948	452
Stock-based compensation	5,190	1,082
Interest and other income (expense)	(67)	2,447
Loss on disposal of property & equipment	-	-
Loss on extinguishment of debt	-	-
Change in fair value of derivative liability	-	1,425
Change in fair value of contingent earn-out liability	(4,226)	-
Change in fair value of contingently issuable common stock liability	(1,472)	-
Change in fair value of public warrant liability	(5,586)	-
Change in fair value of common stock warrant liability	-	736
Restructuring expenses	324	-
Loss on impairment of lease equipment	96	-
Other one-time expenses	1,107	-
Adjusted EBITDA	$(18,237)	$(7,613)

EVOlv TECHNOLOGY

Reconciliation of GAAP NEt income and earnings per share to ADJUSTED EARNINGS AND earnings per share

(In thousands, except share and per share data)

(Unaudited)

	Three Months Ended March 31,
	2022	2021
Net income (loss)	$(14,551)	$(13,755)
Stock-based compensation	5,190	1,082
Change in fair value of derivative liability	-	1,425
Change in fair value of contingent earn-out liability	(4,226)	-
Change in fair value of contingently issuable common stock liability	(1,472)	-
Change in fair value of public warrant liability	(5,586)	-
Change in fair value of common stock warrant liability	-	736
Restructuring expenses	324	-
Loss on impairment of lease equipment	96	-
Other one-time expenses	1,107	-
Adjusted earnings (loss)	$(19,118)	$(10,512)

Weighted average common shares outstanding – basic and diluted	142,878,406	10,443,323

Adjusted EPS	$(0.13)	$(1.01)

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